UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE REAL BROKERAGE INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

75585H206

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 75585H206

1	Names of Reporting Persons
Cubit Investments Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
16,660,455(1)
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
16,660,455(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,660,455(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.08%(1)(2)
12	Type of Reporting Person (See Instructions)
CO

(1) Includes 16,660,455 shares of the issuer's ("Issuer") common shares ("Common Shares") of which Cubit Investments Limited is the beneficial owner. Guy Gamzu ("Mr. Gamzu") and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(2) Based upon 183,449,167 shares of the Issuer's Common Shares outstanding as of December 31, 2023.

SCHEDULE 13G/A

CUSIP No. 75585H206

1	Names of Reporting Persons
Guy Gamzu
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,688,131(3)
	6	Shared Voting Power
16,660,455(1)
	7	Sole Dispositive Power
1,688,131(3)
	8	Shared Dispositive Power
16,660,455(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
18,348,586(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.98%(4)(5)
12	Type of Reporting Person (See Instructions)
IN

(1) Includes 16,660,455 shares of the Issuer's Common Shares of which Cubit Investments Limited is the beneficial owner. Mr. Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(3) Includes: (i) 1,297,493 shares of the Issuer's Common Shares of which Mr. Gamzu is the beneficial owner and (ii) 390,638 shares of the Issuer's Common Shares that Mr. Gamzu has the right to obtain, within 60 days of December 31, 2023, upon the exercise of 390,638 vested stock options ("Stock Options"), at a ratio of one Common Share for each Stock Option.

(4) Includes: (i) 1,297,493 shares of the Issuer's Common Shares of which Mr. Gamzu is the beneficial owner, (ii) 390,638 shares of the Issuer's Common Shares that Mr. Gamzu has the right to obtain, within 60 days of December 31, 2023, upon the exercise of 390,638 vested Stock Options, at a ratio of one Common Share for each Stock Option, and (iii) 16,660,455 shares of the Issuer's Common Shares of which Cubit Investments Limited is the beneficial owner. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(5) Based upon 183,449,167 shares of the Issuer's Common Shares outstanding as of December 31, 2023, together with the 390,638 Common Shares that, as of December 31, 2023, Mr. Gamzu had the right to obtain, within 60 days, upon the exercise of 390,638 Stock Options of which Mr. Gamzu is the owner.

SCHEDULE 13G/A

CUSIP No. 75585H206

Item 1.

(a) Name of Issuer: The Real Brokerage Inc.

(b) Address of Issuer's Principal Executive Offices:

701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 USA.

Item 2.

(a) Name of Person Filing:

Cubit Investments Limited, is a corporation formed under the laws of the state of Israel with a principal place of business at 54 Bezalel Street, Ramat Gan, Israel.

Mr. Guy Gamzu is the Chief Executive Officer of Cubit Investments Limited, which he co-owns with his wife, Mrs. Yael Sophie Chorley Gamzu. Mr. Gamzu's principal place of business is 54 Bezalel Street, Ramat Gan, Israel.

(b) Address of Principal Business Office or, if None, Residence:  54 Bezalel Street, Ramat Gan, Israel.

(c) Citizenship:

Cubit Investments Limited is a corporation formed under the laws of the state of Israel.

Mr. Gamzu is an Israeli citizen.

(d) Title and Class of Securities: Common Shares, no par value

(e) CUSIP No.: 75585H206

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

SCHEDULE 13G/A

CUSIP No. 75585H206

Item 4. Ownership

Cubit Investments Limited

(a) Amount Beneficially Owned:  16,660,455(1)

(b) Percent of Class:  9.08% (1)(2)

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: -0-

 (ii) Shared power to vote or to direct the vote: 16,660,455(1) (shared power with Guy Gamzu and Yael Sophie Chorley Gamzu)

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: 16,660,455(1) (shared power with Guy Gamzu and Yael Sophie Chorley Gamzu)

Guy Gamzu

(a) Amount Beneficially Owned: 18,348,586(4)

(b) Percent of Class:  9.98%(4)(5)

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 1,688,131(3)

 (ii) Shared power to vote or to direct the vote: 16,660,455(1) (shared power with Cubit Investments Limited and Yael Sophie Chorley Gamzu

(iii) Sole power to dispose or to direct the disposition of: 1,688,131(3)

(iv) Shared power to dispose or to direct the disposition of: 16,660,455(1) (shared power with Cubit Investments Limited and Yael Sophie Chorley Gamzu

(1) Includes 16,660,455 shares of the Issuer's Common Shares of which Cubit Investments Limited is the beneficial owner. Mr. Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(2) Based upon 183,449,167 shares of the Issuer's Common Shares outstanding as of December 31, 2023.

(3) Includes: (i) 1,297,493 shares of the Issuer's Common Shares of which Mr. Gamzu is the beneficial owner and (ii) 390,638 shares of the Issuer's Common Shares that Mr. Gamzu has the right to obtain, within 60 days of December 31, 2023, upon the exercise of 390,638 vested Stock Options, at a ratio of one Common Share for each Stock Option.

(4) Includes: (i) 1,297,493 shares of the Issuer's Common Shares of which Mr. Gamzu is the beneficial owner, (ii) 390,638 shares of the Issuer's Common Shares that Mr. Gamzu has the right to obtain, within 60 days of December 31, 2023, upon the exercise of 390,638 vested Stock Options, at a ratio of one Common Share for each Stock Option, and (iii) 16,660,455 shares of the Issuer's Common Shares of which Cubit Investments Limited is the beneficial owner. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(5) Based upon 183,449,167 shares of the Issuer's Common Shares outstanding as of December 31, 2023, together with the 390,638 Common Shares that, as of December 31, 2023, Mr. Gamzu had the right to obtain, within 60 days, upon the exercise of 390,638 Stock Options of which Mr. Gamzu is the owner.

SCHEDULE 13G/A

CUSIP No. 75585H206

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8. Identification and classification of members of the group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A

CUSIP No. 75585H206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

By:	/s/ Guy Gamzu
Guy Gamzu